January 22, 2025

Prof. Hermann Luebbert, Ph.D.
Chairman and Chief Executive Officer
Biofrontera Inc.
120 Presidential Way, Suite 330
Woburn, MA 01801

       Re: Biofrontera Inc.
           Registration Statement on Form S-1
           Filed January 17, 2025
           File No. 333-284371
Dear Prof. Hermann Luebbert Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Stephen E. Older, Esq.